EXHIBIT 21.1

List of Subsidiaries

Direct Subsidiary:

Reddy Ice Group, Inc., a Texas corporation

Indirect Subsidiaries (direct wholly-owned subsidiaries of Reddy Group, Inc.):

Cassco Ice & Cold Storage, Inc., a Virginia corporation

Reddy Ice Corporation, a Nevada corporation

Reddy Ice IP, Inc., a Nevada corporation

Southern Bottled Water, Inc., a Nevada corporation